UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-17284

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form NSAR

For the period ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form NSAR

For the transition period ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant: AiXin Life International, Inc.

Former Name if Applicable: N/A

Address of Principal Executive Office:	Hongxing International Business Building 2, 14th FL,
No. 69 Qingyun South Ave. Jinjiang District,
Chengdu City, Sichuan Province, China 610021

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-QSB, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Reasons for Delay

AiXin Life International, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-Q for the period ended June 30, 2025, due to a delay in completing the financial statements required to be included therein and the quality control and review procedures related thereto, which delay could not be eliminated by the Company without unreasonable effort and expense.

Preliminary Financial Results for the Quarter ended June 30, 2025

The Company anticipates that its net revenues for the three and six months ended June 30, 2025, will be approximately $460,000 and $859,760, respectively, as compared to net revenue for the three and six months ended June 30, 2024 of $1,332,650 and $2,184,000. In addition, it will report a comprehensive loss of approximately $419,000 for the second quarter of 2025 compared to a comprehensive loss of $$157,355 for the second quarter of 2024. The comprehensive loss for the six months ended June 30, 2025, was approximately $1,167,000 compared to a comprehensive loss of $727,435 for the six months ended June 30, 2024. The numbers set forth herein are based upon the financial statements prepared by the Company and the Company’s auditor has not completed its procedures with respect thereto and thus, the financial results expressed herein are subject to adjustment.

Forward Looking Statements

Certain matters discussed in this Notification are ‘forward-looking statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. In particular, the Company’s statements regarding future revenues and earnings, cost cutting measures, potential future results and acquisitions, are examples of such forward-looking statements. The forward-looking statements are subject to numerous risks and uncertainties, including the inherent discrepancy in actual results from estimates, projections and forecasts made by management and other factors, including general economic conditions, not within the Company’s control. Other important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the Company’s ability to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission and the results of the review procedures being conducted by the Company’s auditor. The factors discussed herein and expressed from time to time in the Company’s filings with the Securities and Exchange Commission could cause actual results and developments to be materially different from those expressed in or implied by such statements. The forward-looking statements are made only as of the date of this Notification and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

(Name)	(Area Code)	(Telephone Number)
Quanzhong Lin	+86 313	6732526

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☒ No ☐

If answer is no, identify report(s): Not Applicable

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AiXin Life International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2025

AIXIN LIFE INTERNATIONAL, INC.

By:	/s/ Quanzhong Lin
Quanzhong Lin, Chief Executive Officer